591 Redwood Highway, Suite 3215, Mill Valley, California 94941

April 21, 2025

VIA EDGAR

Ameen Hamady

Kristina Marrone

Division of Corporate Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F. Street. N.E.

Washington, DC 20549

Re: Four Corners Property Trust, Inc.

Form 10-K for the year ended December 31, 2024

Filed on February 13, 2025

File No. 001-37538

Dear Ameen Hamady and Kristina Marrone,

This letter responds to your comments communicated to Four Corners Property Trust, Inc. (the “Company”) in your letter dated April 11, 2025 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The material in italics below sets forth the Staff’s comment, followed by our response.

Form 10-K for the year ended December 31, 2024

Note 14 - Segments, page F-31

Exhibit 99.2

1.
We note your disclosure related to the composition of the Other segment items, net within your Segment disclosure footnote related to your Real Estate Operations segment. Please expand your disclosure to also include a description of your Other segment items, net line item related to your Restaurant Operations segment. See ASC 280-10-50-26B.

Response:

Other segment items, net in our Restaurant Operations segment includes franchise fees, rent and property tax expense, and administrative expense. We will revise future segment disclosures to include this explained disclosure of Other segment items, net related to our Restaurant Operations segment.

***

591 Redwood Highway, Suite 3215, Mill Valley, California 94941

In making this response, the Company acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments to this letter, please do not hesitate to contact me at (415) 965-8038.

Sincerely,

s/s Patrick L. Wernig

Patrick L. Wernig, Chief Financial Officer

cc:	Niccole M. Stewart, Chief Accounting Officer
James L. Brat, Chief Operations Officer, General Counsel and Secretary